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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 5)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
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                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800
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   (Name, address and telephone numbers of person athorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 5 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed with the SEC on October 2, 2001 and as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), related to the tender offer by AES Comunicaciones de Venezuela, C.A., company organized under the laws of Venezuela, which is jointly owned by The AES Corporation and AES's 87% owned subsidiary, Corporacion EDC, C.A., upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001, and the related letter of transmittal, pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         On October 11, 2001, the Company issued a press release announcing that, based on discussions with the CNV, the Company has until the close of business on October 15, 2001 to provide details concerning the extraordinary dividend and share repurchase that will be submitted to a vote of the shareholders on October 24, 2001. A copy of the press release is filed as Exhibit (a)(13) to the Schedule 14D-9 and is incorporated herein by reference.

         On October 11, 2001, the Company mailed a letter to its ADS holders recommending they vote in favor of the Board's proposals with respect to both a dividend and share repurchase program. A copy of the letter is filed as Exhibit
(a)(14) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit (a)(13) Press release issued by the Company, dated October 11, 2001.

Exhibit (a)(14) Company letter to the ADS holders, dated October 11, 2001.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COMPANIA ANONIMA
                                    NACIONAL TELEFONOS DE
                                    VENEZUELA (CANTV)


                                    By: /S/ GUSTAVO ROOSEN
                                        -------------------------------
                                    Name:   Gustavo Roosen
                                    Title:  President, Chairman and
                                            Chief Executive Officer

Dated:  October 12, 2001



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